FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

For

Apis Cor Inc.

A Delaware Corporation

I.R.S EIN: 844046343

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

Phone: (347) 404-1481

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2022 through June 30, 2022. The following balance sheets were prepared by the Company.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular which received Notice of Qualification under Regulation A+ from the Securities Exchange Commission on December 27, 2021 (“Regulation A+ Offering”.)

The following discussion of our financial condition and results of our operations should be read in conjunction with our financial statements and related notes appearing in in this semi-annual report and our annual report filed on Form 1-K with the Securities and Exchange Commission. The financial statements included in this filing are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Overview

Apis Cor Inc. (“the Company”) was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three-dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

Products and Services

The Company’s products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1) Increased productivity and fast construction process;

(2) Better and consistent quality including a drastic reduction of human error which cuts cost of fixing errors and post-finishing work;

(3) Significant reduction of reliance on human labor on job sites resulting an unprecedented ability to scale the development process;

(4) Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5) Marked reduction in the cost of construction through cutting the need for human labor costs.

Principal Market and Distribution of the Company’s Products and Services

The Company has adopted an equipment leasing strategy with respect to the Structural 3D Robotic Printers, and a material sale strategy with respect to the 3D Print Material(s). In addition to these two revenue streams, the Company will provide technical assistance and customer support for its Customers.

The Company plans to distribute the “Apis Cor University” training and promotional materials through its website. The Company does intend to generate revenues from Apis Cor University.

The Company also intends to open regional showrooms and sales offices to increase sales and reinforce the Company brand. The showrooms will provide demonstrations of samples of 3D printed structures and the Company’s 3D Printing Technology. Furthermore, the Company intends to purchase real property and to place model homes and structures on that property for demonstration purposes.

Competitive Advantages

There are a handful of companies with a strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor’s advantage is the unique design of the Structural 3D Robotic Printers which feature true mobility and compact dimensions causing the Technology to be easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Robotic Printers can be easily moved along a whole construction area. No other current 3D construction technology matches this capability.

Our technology is protected with four granted patents and multiple patent applications. We also have advanced material which was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri and for NASA competition which set the highest bar for material quality, durability and physical properties.

Status of Products

The Company has announced its products to the public through the Company website (www.apis-cor.com). All the Technologies are past the “proof of concept” prototype stage. The designs are now being optimized for the production stage.

Results of Operations

Since its inception, the Company has been mainly conducting research and development and product improvement activities regarding the Technology as well as delivering commercial projects for a limited number of selected customers.

Revenue

Total revenue increased to $22,473 for the six months ended June 30, 2022 from $9,030 for the six months ended June 30, 2022. Customer deposits for future sales was approximately $161,000 and $193,000 at June 30, 2022 and 2021, respectively.

The following summarizes the Company’s major sources of revenue:

3D Printed Structures

These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. There were no 3D structures printed during the six months ended June 30, 2022 and 2021, respectively.

Training Programs

The Company has developed 3D printing training programs offered in on-demand download and live workshop formats. Total revenue from training programs increased to $22,473 for the six months ended June 30, 2022 from $9,030 for the six months ended June 30, 2022.

Structural 3D Printers and Mix & Pump Machines

The Company is continuing to focus on further development of its Technologies and equipment for sale and/or lease. The Company has not yet generated revenue from this product line.

Operating Expenses

The Company classifies its operating expenses primarily as research and development, payroll and related expenses, professional fees, advertising, facilities and maintenance expense and other operating expenses (other general and administrative, travel and entertainment and depreciation).

Professional Fees increased to $238,945 for the six months ended June 30, 2022 from $14,236 for the six months ended June 30, 2021. The increase in Professional Fees of $224,709 is primarily attributed to the further development and implementation of the corporate infrastructure, including compliance and contractual agreements, and process development and controls among others.

Advertising increased to $161,730 for the six months ended June 30, 2022 from $5,651 for the six months ended June 30, 2021. The increase in Advertising of $156,079 is primarily attributed to the launch of its Regulation A+ offering which received Notice of Qualification from the Securities and Exchange Commission on December 27, 2021.

Payroll and Related Expenses increased to $149,083 for the six months ended June 30, 2022 from $57,308 for the six months ended June 30, 2021. During fiscal year 2021, the Company hired a core staff to support the advancement of product offerings and expansion of production capabilities. This resulted in increased expense as the core staff was in place for the entire six months ended June 30, 2022.

Facility and Maintenance increased to $87,039 for the six months ended June 30, 2022 from $37,923 for the six months ended June 30, 2021. During fiscal year 2021, the Company entered into a lease agreement for a manufacturing and warehouse facility. The Company also opened a showroom to support industry and consumer interest and promote the Company’s Technologies. This resulted in increased expense as these facilities were operating during the entire six months ended June 30, 2022.

Research and Development decreased to $59,176 for the six months ended June 30, 2022 from $369,235 for the six months ended June 30, 2021. The decrease in Research and Development of $310,059 is primarily attributed to the Company’s concentration of efforts on the launch of its Regulation A+ offering effective December 27, 2021.

Net Loss from Operating Activities

As a result of the foregoing, the Company increased its Net Loss to $ 774,871 for the six months ended June 30, 2022 from $582,622 for the six months ended June 30, 2021. The Company’s Technologies have made significant improvements, and Management believes that revenues will increase significantly in the future. This belief is based on the fact that the Company has several functional prototypes, completed several successful 3D Printed Structures during 2021 and many of the Technologies are positioned to bring marketable products to the market upon a successful Regulation A+ offering.

Liquidity and Capital Resources

Cash and Working Capital

As of June 30, 2022, the Company’s cash on-hand was $160,528 compared to $65,515 at December 31, 2021. The Company had a working capital deficit at June 30, 2022 of $301,115 compared to a deficit of $127,431 at December 31, 2021. The additional working capital deficit was primarily attributed to an increase of $120,795 in customer deposits for future sales and an increase of $110,106 from current portion of operating lease liabilities recorded as a result of the implementation of Accounting Standards Update 2016-02, Leases (Topic 842) on January 1, 2022.

The Company will use the proceeds of its Equity Offerings to continue research and development and product development activities for the underlying Technologies. This research and development process will continue through the life of the Company, but the ratio of funds devoted to research and development will decrease as funds devoted to marketing, manufacturing, and scaling activities increase. The Company’s Technologies are essentially fully deployable as of the date of the filing of this Form 1-SA, however, the Company will devote time and proceeds to expand manufacturing capabilities, including minor alterations of the Technologies to achieve manufacturing scaling and efficiency. This will require a material investment of the proceeds and Company assets to achieve the intended scaling capacity.

Therefore, the Company plans to continue to raise equity capital through the sale of its securities. (See Equity Offerings). Absent additional capital, the Company may have to significantly reduce, delay, scale back or discontinue further development of its Technologies and patents and expansion of its capabilities or discontinue operations completely.

Cash Flows from Operating Activities

Net cash used in operating activities was $673,391 for the six months ended June 30, 2022 compared to net cash used in operating activities of $624,021 for the six months ended June 30, 2021. Operating activities were concentrated on the Company’s launch of its Regulation A+ offering effective December 27, 2021 and development of its Technologies, for the six months ended June 30, 2022 and 2021, respectively.

Cash Flows from Investing Activities

Net cash used in investing activities was $117,266 for the six months ended June 30, 2022 compared to net cash used in investing activities of $103,032 for the six months ended June 30, 2021. Net cash used in investing activities was primarily comprised of the purchase of production equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $885,671 for the six months ended June 30, 2022 compared to net cash provided by financing activities of $846,557 for the six months ended June 30, 2021. Net cash provided by financing activities is primarily comprised of proceeds of sale of common stock less offering costs to sell.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right of use (“ROU”) asset and lease liability in the balance sheet for all leases, including operating leases, with terms of more than twelve months. The Company adopted the standard effective January, 1 2022, resulting in the recording of a ROU which is reflected on the Balance Sheet at June 30, 2022 and did not have a material impact on the Statements of Operations or Statements of Cash Flows.

The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption. Our significant accounting policies are more fully described in the notes to our financial statements included herein for the six months ended June 30, 2022.

Debt and Equity Offerings

SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

As of June 30, 2022 and 2021, respectively, the Company had raised $1,930,000 and $1,140,000 through these SAFE contracts. Subsequent to the date of the balance sheet, the Company raised an additional $1,000,000 through the offering of a SAFE contract.

Effective September 1, 2022, the SAFE’s converted under its Equity Financing terms (see Note G in attached financial statements) resulting in the issuance of 30,585,060 shares of Preferred Stock.

Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as any other common shareholder or preferred shareholder, if any.

During the fiscal year ended December 31, 2020, the Company had raised $160,000 and issued $9,800 in convertible notes payable for research and development services through these convertible notes. Interest expense was $1,635 and $1,678 for the six months ended June 30, 2022 and 2021, respectively, and accrued interest related to these notes was $6,239 and $4,604 as of June 30, 2022 and December 31, 2021, respectively.

Effective September 1, 2022, the Notes converted under its Qualified Financing terms (see Note H in attached financial statements) resulting in the issuance of 1,112,062 shares of Common Stock $1 par value and 2,762,172 shares of Preferred Stock.

Regulation A+ Offering

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Regulation A+ Offering”). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 shares of common stock at a price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Regulation A+ Offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

For the six months ended June 30, 2022, the Company issued 1,028,227 shares of common stock at a purchase price of $1 per share and recognized $261,411 of offering costs which reduced additional paid-in capital. Subsequent to the date of the balance sheet, the Company raised an additional $307,400 through this offering.

Regulation Crowdfunding

As of September 1, 2022, the Company has initiated a raise of additional funds through Regulation Crowdfunding with a funding goal of $5,000,000. The Company has not yet issued any shares under this offering.

Trends

We are tackling the construction market, which is $16 trillion and keeps growing. Plus the construction 3D printing market is projected to reach $40 Billion by 2027.

The world needs to build more than two billion new homes over the next 80 years.

Within the United States, there are 200 home builders who build from 150 to 58,434 units annually and there are 178,619 companies classified as General Contractors-Single-Family Houses in this industry in the USA.

Modern construction cannot keep up with the growing demand because construction heavily relies on manual labor.

The US Census Bureau’s 2018 Survey of Construction found the average stick-built house takes 7.7 months to construct. This includes about one month for building authorization and permits, followed by 6.7 months of actual construction. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 12.5 months, likely due to less experience and smaller crews.

In contrast, the Company’s Structural 3D Robotic Printers do not require a large crew to operate and we believe are capable of building the walls of a 2,300 SF house in about 60 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing, windows and finishing are still done traditionally).

Nationally, the United States is facing a shortage of more than 7.2 million affordable homes, with over 500,000 people experiencing homelessness on any given night. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company’s Structural 3D Printing Technology provides an optimal solution to fill the national shortage gap by delivering more houses without filling a human’s role.

Target Customers and Market

The Company’s target customers (the “Customers”) include, but are not limited to, the low-rising residential construction companies, contractors, subcontractors, homebuilders, and real estate developers in the United States.

The Customers the Company will be marketing to are those who build multiple units within a single development including, but not limited to, residential housing projects/subdivisions (50+ units annually). The Customers will generally have previously built masonry and wood-framed single-family residences, luxury residences, and middle-class residences.

Planned Road Map

The Company intends to expand its operations and start implementing the go-to-market strategy in 2023 by focusing on working with selected customers to deliver more 3D-printed houses in the USA. The Company then intends to steadily increase the number of 3D printers to scale the Technology and business.

Item 2. OTHER INFORMATION

There is no information required to be disclosed in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but not reported.

FINANCIAL STATEMENTS (UNAUDITED)

Apis Cor Inc.

Balance Sheets

(Unaudited)

As of June 30, 2021 – 2022

		2022	2021
	ASSETS
Current assets
Cash		$160,528	$181,259
Accounts receivable		26,056	—
Prepaid expenses		13,384	40,649
Due from stockholder		8,973	—
Total current assets		208,941	221,908

Non-current assets
Property and equipment, net		457,469	169,111
Operating lease right-of-use asset		211,031	—
Loans receivable from stockholder		90,000	43,000
Equipment deposit		10,000	32,771
Security deposits		22,346	19,596
Total assets		$999,787	$486,386
	LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accounts payable and accrued expenses		$39,705	$3,000
Customer deposits		160,814	193,325
Due to stockholders		—	4,095
Equipment loans payable		23,392	6,391
Convertible notes payable and accrued interest		176,039	172,741
Operating lease liability, current portion		110,106	—
Total current liabilities		510,056	379,552
Long-term liabilities
Equipment loans payable, non-current		124,428	33,865
SAFE liabilities		1,930,000	1,140,000
Operating lease liability, non-current		102,007	—
Total liabilities		2,666,491	1,553,417

Stockholders’ deficit
Preferred stock, $0.00001 par value, 100,000,000 authorized, 0 shares issued and outstanding		—	—
Common stock, $0.00001 par value, 400,000,000 authorized, 100,749,520 shares issued, and 93,697,054 and 100,749,520 shares and outstanding, respectively		100	100
Common stock, $1.00 par value, 35,000,000 authorized, 100,028,227 and 0 shares issued and outstanding respectively		1,028,227	—
Additional paid-in capital		(261,388)	—
Treasury stock, 7,052,466 shares, at cost		(71)	—
Accumulated deficit		(2,433,572)	(1,067,131)
Total stockholders’ deficit		(1,666,704)	(1,067,031)
Total liabilities and stockholders’ deficit		$999,787	$486,386

Apis Cor Inc.

Statements of Operations

(Unaudited)

For the Six Months Ended June 30, 2022 and 2021

	2022	2021
REVENUE
Training programs revenue	$22,473	$9,030

EXPENSES
Professional fees	238,945	14,236
Advertising	161,730	5,651
Payroll and related expenses	149,083	57,308
Facility and maintenance expense	87,039	37,923
Research and development	59,176	369,253
Other general and administrative	57,273	76,564
Travel and entertainment	13,570	21,023
Depreciation	22,014	6,831
Loss on disposal of asset	2,202	—
Total operating expenses	791,032	588,789

LOSS FROM OPERATIONS	(768,559)	(579,759)

OTHER INCOME (EXPENSES)
Interest expense	(7,205)	(3,289)
Interest income	893	426

NET LOSS	$(774,871)	$(582,622)

Apis Cor Inc.

Statements of Stockholders’ Deficit

(Unaudited)

For the Six Months Ended June 30, 2022 and 2021

	Preferred Stock	Preferred Stock $0.00001 Par value	Common Stock $1 Par value	Common Stock $1 par value	Common Stock $1 par value	Common Stock $1 par value	Additional paid-in capital	Treasury Stock	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
January 1, 2021	—	$—	100,749,520	$100	$-	-	—	—	$-	$(484,509)	$(484,409)
Net loss	—	—	—	—	—	—	—	—	—	(582,622)	(582,622)
June 30, 2021	—	$—	100,749,520	$100	$-	$-	—	—	$-	$(1,067,131)	$(1,067,031)

January 1, 2022	—	$—	93,697,054	$100	$-	$-	19	7,052,466	$(71)	$(1,658,701)	$(1,658,653)
Stock-based compensation	—	—	—	—	—	—	4	—	—	—	4
Issuance of stock	—	—	—	—	1,028,227	1,028,227	—	—	—	—	1,028,227
Stock offering costs	—	—	—	—	—	—	(261,411)	—	—	—	(261,411)
Net loss	—	—	—	—	—	—	—	—	—	(774,871)	(774,871)
June 30, 2022	—	$—	93,697,054	$100	1,028,227	$1,028,227	$(261,388)	7,052,466	$(71)	$(2,433,572)	$(1,666,704)

Apis Cor Inc.

Statements of Cash Flows

(Unaudited)

For the Six Months Ended June 30, 2022 and 2021

	2022	2021
Cash flows from operating activities:
Net loss	$(774,871)	$(582,622)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	22,014	6,831
Accrued interests on convertible notes payable	1,635	1,678
Loss on disposal of equipment	2,202	—
Changes in working capital components:
Accounts receivable	11,469	—
Prepaid expenses	2,026	(37,918)
Operating lease right-of-use assets	52,435	—
Security deposits	—	(19,596)
Accounts payable and accrued expenses	(59,743)	(15,000)
Operating lease liabilities	(51,353)	—
Customer deposits	120,795	22,606
Net cash used by operating activities	(673,391)	(624,021)

Cash flows from investing activities:
Purchases of property and equipment	(159,266)	(70,261)
Disposals of property and equipment	42,000	—
Equipment deposit	—	(32,771)
Net cash used by investing activities	(117,266)	(103,032)

Cash flows from financing activities:
Proceeds from equipment loans payable	55,734	—
Repayments on equipment loans payable	(41,173)	(3,016)
Proceeds from issuance of SAFE liabilities	—	850,000
Net loans to and repayments from stockholders	(3,134)	(427)
Proceeds from issuance of common stock	874,244	-
Net cash provided by financing activities	885,671	846,557

Net change in cash	95,014	119,504
Cash, beginning of year	65,514	61,755
Cash, end of period	$160,528	$181,259

Supplemental and non-cash disclosures
Cash paid for interest	$5,570	$3,289
Cash paid for amounts included in measurement of operating lease liability	$61,056	$—
Right-of-use assets obtained in exchange for new operating lease obligation	$263,466	$—

Apis Cor Inc.

Notes to Financial Statements (Unaudited)

June 30, 2022 and 2021

Note A – Nature of Business and Organization

Apis Cor Inc. (the “Company”) was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live workshop offerings. As of the date of these unaudited financial statements, the Company had not yet sold any 3D printing equipment.

Note B – Significant Accounting Policies

Basis of Presentation

The unaudited financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The interim financial data as of June 30, 2022 and 2021 is unaudited and is not necessarily indicative of the results to be expected for the years ending June 30, 2022 and 2021 or for any other interim period or for any other future periods. In the opinion of the Company’s management, the accompanying unaudited financial statements includes only normal and recurring adjustments necessary for a fair statement of the Company’s financial position as of June 30, 2021 and 2020, and its results of operations and cash flows for the six months ended June 30, 2021 and 2020, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize a right of use (“ROU”) asset and lease liability in the balance sheet for all leases, including operating leases, with terms of more than twelve months. Recognition, measurement and presentation of expenses and cash flows from a lease by a lessee have not significantly changed from previous guidance. The amendments also require qualitative disclosures along with specific quantitative disclosures. The Company adopted this guidance using the cumulative-effect adjustment method on January 1, 2022, meaning we did not restate prior periods. Current year financial information is presented under the guidance in Topic 842, while prior year information will continue to be presented under Topic 840. Adoption of the standard resulted in the recognition of an operating ROU asset and lease liability of approximately $263,000. Adoption of the standard effective January, 1 2022, resulted in the recording of a ROU which is reflected on the Balance Sheet at June 30, 2022 and did not have a material impact on the Statements of Operations or Statements of Cash Flows (see Leases and Note L).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At June 30, 2022 and 2021, there were no cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. As of June 30, 2022, management determined that no allowance for doubtful accounts was needed.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight- line method of depreciation is used over the following estimated useful lives:

Production equipment	8-15 years
Vehicles and trailers	8-10 years
Computers and equipment	5 years
Furniture & fixtures	7 years
Leasehold improvements	Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. On our balance sheet, our manufacturing space is included in Operating lease right-of-use asset, Right-of-use liability, current portion, and Right-of-use liability, non-current.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building workshop or training program or delivery of equipment. As of June 30, 2022 and 2021, customer deposits totaled approximately $161,000 and $193,000, respectively.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company’s revenues are currently generated from 3D printed structures, on-demand training courses and live workshops. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the product is delivered, or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company’s major revenue sources: 3D Printed Structures

3D printed structure revenue is generated from single projects. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. The projects are scoped using a combination of variable and hourly expenses and fixed fee services. The revenue is typically earned upon completion and the customer takes control of the structure.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter “product”) or a new process or technique (hereinafter “process”) or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, Research and Development, the Company expenses research and development cost as incurred. Research and development costs for the six months ended June 30, 2022 and 2021, was approximately

$59,000 and $369,000, respectively.

Advertising

Advertising costs are expensed when incurred. During the six months ended June 30, 2022 and 2021, advertising related expenses were approximately $162,000 and $6,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of June 30, 2022 and 2021, respectively. The Company’s 2021 and 2020 tax years are open for examination for federal and state taxing authorities.

Note C – Liquidity

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2022, the Company had an accumulated deficit of approximately $2,434,000. The net cash used in operating activities for the six months ended June 30, 2022 totaled approximately $673,000.

Management believes that with sales of its 3D printers and that with additional financing from private and public offerings of its common stock from its in-process Offering Circular, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

Note D – Property and Equipment

Property and equipment consists of the following as of June 30:

	2021	2020
Production equipment	$278,180	$91,493
Vehicles and trailers	103,639	85,089
Computers and equipment	21,616	1,098
Furniture & fixtures	6,717	—
Construction in progress	77,668	—
Leasehold improvements	7,704	—
Total property and equipment	495,524	177,680
Less: accumulated depreciation	(38,055)	(8,569)
Property and equipment, net	$457,469	$169,111

For the six months ended June 30, 2022 and 2021, respectively, total depreciation expense was $22,014 and $6,831. At June 30, 2022 and 2021, there was approximately $77,668 and $29,000, respectively, in property and equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of June 30, 2022 and 2021, accrued interest of $426 and $426, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of June 30, 2022 and 2021, accrued interest of $466 and $433, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. As of February 2022, the equipment was traded-in on new equipment and the loan was satisfied. Interest expense paid during the six months ended June 30, 2022 and 2021, respectively, totaled $368 and $1,254. As of June 30, 2022 and 2021, respectively, the outstanding principal balance was $0 and $33,701, with $0 and $5,146 of the total payable recorded as a current liability.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,125. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the six months ended June 30, 2022 and 2021, respectively, totaled $294 and $357. As of June 30, 2022 and 2021, respectively, the outstanding principal balance was $5,311 and $6,556, with $1,380 and $1,245 of the total payable recorded as a current liability.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the six months ended June 30, 2022 totaled $2,822. As of June 30, 2022, the outstanding principal balance was $88,915 with $15,114 of the total payable recorded as a current liability.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense paid during the six months ended June 30, 2022 totaled $1,926. As of June 30, 2022, the outstanding principal balance was $53,595, with $6,898 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable are as follows as of December 31, 2021:

Years Ending December 31,	Amount
2023	$23,392
2024	25,231
2025	27,251
2026	28,257
2027	29,721
Thereafter	13,969
$147,820

Note G – SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

Liquidity Event: If there is a liquidity event before the expiration or termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If any of the Company’s security holders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s security holders, or under any applicable laws.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority) to receive a portion of proceeds equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

Liquidation Priority: In a liquidity event or dissolution event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor’s right to receive its purchase amount is:

(i)	Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into common stock);
(ii)	On par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for common stock.

The investor’s right to receive his or her conversion amount is (a) on par with payments for common stock and other SAFEs and/or preferred stock who are also receiving conversion amounts or proceeds on a similar as-converted to common stock basis, and (b) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are proceeds or similar liquidation preferences).

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

As of June 30, 2022 and 2021, respectively, the Company had raised $1,930,000 and $1,140,000 through these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets. See Note M for subsequent events and conversion related to SAFE Liabilities.

Note H – Convertible Notes Payable

Convertible notes consists of the following as of June 30:

	2022	2021
Convertible notes payable	$169,800	$169,800
Accrued interest	6,239	2,941
	176,039	172,741
Less: current portion	(176,039)	(172,741)
Non-current portion	$—	$—

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. The key events that will cause conversion of these agreements into future equity at any time between the date hereof and the respective maturity dates include:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company’s preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company’s fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the “Conversion Price”). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the “Total Number of Shares”).

Optional Conversion: In the event that neither a qualified financing nor payment in full of these Notes has occurred on or before the maturity date, the principal and accrued but unpaid interest under the Notes shall, at the option of the holders of a majority of the principal of the outstanding Company Notes (“Majority Noteholders”), automatically convert into shares of the Company’s preferred stock at a price per share agreed by the Company and the Majority Noteholders, which price per share shall not be less than a price obtained by dividing the target valuation by the Company’s fully-diluted capitalization (assuming the conversion and exercise of all convertible and exercisable securities of the Company then outstanding). The total number of shares of capital stock issued to the holder, if any, shall be referred to as the “Non-Qualified Financing Conversion Shares”.

Change in Control: In the event of a change of control prior to the qualified financing, optional conversion or payment in full of the Notes, in connection with such change of control, at the option of the holder, either (i) the holder shall receive a payment equal to the accrued but unpaid interest on the Notes plus 1.5x the principal of the Notes, or (ii) the Notes shall convert into shares of preferred stock of the Company at a price obtained by dividing the target valuation by the Company’s fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Notes) immediately prior to the change of control.

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services. Interest expense accrued at June 30, 2022 and 2021, respectively was $6,239 and $2,941. During the fiscal year ended December 31, 2021 all notes had reached maturity and the holders had not exercised the optional conversion feature. Since the next qualified equity issuance is contingent on factors not controllable by the Company the beneficial conversion feature is not recognized until that contingency is resolved. See Note M for subsequent events and conversion related to the Convertible Notes Payable.

Note I – Stockholder’s Deficit

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to Series A Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company’s board of director and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock. All 100,000,000 shares remained unissued as of June 30, 2022.

Additionally, pursuant to the Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock. Immediately following this stock split 7,052,466 shares were redeemed for par value to be held as treasury stock until duly issued by the Company.

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Regulation A+ Offering”). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 shares of common stock at a price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Regulation A+ Offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales. For the six months ended June 30, 2022, the Company issued 1,028,227 shares of common stock at a purchase price of $1 per share.

The Company capitalizes certain legal, accounting, and other third-party fees directly associated with in-process equity financing as deferred offering costs. The deferred offering costs are recognized as an offset against the proceeds upon consummation of the offering. As of June 30, 2022, the Company recognized $261,411 of offering costs related to the Company’s Regulation A+ Offering. These costs are netted against additional paid-in capital as a cost of the stock issuance.

Note J – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the “2021 Plan”). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company’s growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to determine the fair value of the stock options for the six months ended June 30:

2022
Estimated fair value of underlying stock at grant date	$0.00001
Exercise price	$0.00001
Expected life	10 years
Risk-free interest rates	1.52%-1.61%
Volatility	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to approximately $4 for the six months ended June 30, 2022. At June 30, 2022, there was approximately $21 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of June 30, 2022 and 2021 and changes during the six months ended June 30, 2022 and 2021 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at June 30, 2021	-	$-
Outstanding at January 1, 2022	5,142,426	0.00001
Outstanding at June 30, 2022	5,142,426	0.00001

A summary of the status of the Company’s outstanding stock options as of June 30, 2022 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	5,142,426	3,380

Note K – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the six months ended June 30, 2022 and 2021, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company’s net deferred tax assets are as follows as of June 30:

	2022	2021
Net operating loss carry forward	$659,000	$241,000
Property and equipment	(187,000)	(63,000)
Valuation allowance	(472,000)	(178,000)
Net deferred tax asset	$—	$—

At December 31, 2021 and 2020, the Company had federal net operating loss carryforwards of approximately

$1,618,000 and $543,000, respectively. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company’s federal and state blended tax rate was 27.32% for the years ended December 31, 2021 and 2020, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at June 30, 2022 and 2021.

Note L – Commitments and Contingencies

Leases

On April 1, 2021, the Company entered into a 36-month operating lease agreement for manufacturing space expiring in April 2024. Monthly payments consist of a fixed base rent and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each. The Company has also entered into various month-to-month operating lease agreements for showroom, office and storage space. As of June 30, 2022 the remaining average discount rate was 8% with a weighted average remaining lease term of 1.8 years.

As of June 30, 2022, maturities of lease liabilities were as follows:

Years Ended December 31	Total
2022	$60,935
2023	125,339
2024	42,650
Total minimum lease payments	228,923
Less: amount representing interest	(16,810)
Present value of capital lease liabilities	$212,113

Total operating lease expense for all leases was approximately $80,000 and $31,000 for the six months ended June 30, 2022 and 2021, respectively.

COVID-19

Management has concluded that the COVID-19 outbreak in 2021 and 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company’s financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note M – Subsequent Events

Subsequent to the date of the balance sheet, the Company issued an additional 307,400 shares of common stock at a purchase price of $1 per share.

Subsequent to the date of the balance sheet, the Company raised an additional $1,000,000 through the offering of SAFE contracts.

The Company is in the process of converting the Safe Liabilities under its Equity Financing terms. The conversion, effective September 1, 2022, will result in the issuance of 28,562,624 shares of Series A Preferred Stock.

Additionally, the Company is in the process of converting the Convertible Promissory Notes under its Qualified Financing terms. The conversion, effective September 1, 2022, will result in the issuance of 1,034,688 shares of Common Stock $1 par value and 2,582,765 shares Series A Preferred Stock.

EXHIBITS

Exhibit Index

Exhibit 2A: Amended and Restated Certificate of Incorporation

Exhibit 2B: Bylaws of Apis Cor Inc.

Exhibit 4: Subscription Agreement

Exhibit 8: Escrow Agreement with Wilmington Trust National Association

Exhibit 11: Written Expert Consent Letter of Assurance Dimensions

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of Melbourne, FL on September 28, 2022

ISSUER COMPANY LEGAL NAME AND ADDRESS:

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

 s/Anna Cheniuntai

Anna Cheniuntai, Chief Executive Officer

Date: September 28, 2022

Location Signed: City of Melbourne, FL

s/Nikita Cheniuntai

Nikita Cheniuntai, Chief Technology Officer

Date: September 28, 2022

Location Signed: City of Melbourne, FL

This Offering Statement has been signed by the following Directors in the capacities and on the dates indicated.

s/Nikita Cheniuntai

Nikita Cheniuntai, Director

Date: September 28, 2022

Location Signed: City of Melbourne, FL

s/Anna Cheniuntai

Anna Cheniuntai, Director

Date: September 28, 2022

Location Signed: City of Melbourne, FL